[COMPANY LETTERHEAD]

December 15, 2005

Ms. Yxa J. Bazán

Vice President

JPMorgan Chase Bank, N.A.

4 New York Plaza, Floor 13

New York, NY 10004

Dear Yxa:

By this letter, and pursuant to Section 13 of the Deposit Agreement dated as of December 2, 1997 (the “Deposit Agreement”) among Cifra, S.A. de C.V. (Now Wal-Mart de Mexico, S.A de C.V.) (the “Company”) and JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company) (“Morgan”), as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder (the “Receipts”), the Company hereby removes Morgan as Depositary under the Deposit Agreement and appoints The Bank of New York (“BNY”) as successor Depositary thereunder.  Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on a date that the Company and BNY will determine and of which BNY will notify you (the “Succession Date”), and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 13 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, the Company directs Morgan to transfer to BNY all of Morgan’s rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities to BNY, and to delivery to BNY a list of the Holders of all outstanding American Depositary Receipts on the books for the registrations of transfer thereof maintained by Morgan effective on the Succession Date.  By execution of this letter by Morgan in the space provided below, Morgan effects such assignment and transfer and agrees to effect such deliveries.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, Morgan’s custodian, acting as agent for Morgan as the original Depositary, shall cease to act as Custodian and a Custodian or Custodians appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you and your current Custodian

EMM-825448_1

regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

In accordance with Section 13, The Bank of New York will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts, and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of-pocket expenses in connection with the transition.  We understand that you will not, and by Morgan’s execution of this letter Morgan confirms that, except to the extent provided for herein or the Deposit Agreement, it will not, charge the Company or any Holder any fees directly associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter as provided below and return them to me.

We look forward to your cooperation in this matter.

Yours Sincerely,

Wal-Mart de Mexico, S.A. de C.V.

By: /s/ Rafael Matute

      Rafael Matute

      Executive VP and CFO

JP Morgan Chase Bank

By:_______________________

Name:

Title:

The Bank of New York

By: /s/ Allen Murray

Name:  Allen Murray

Title:  Managing Director

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